UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Superior Industries International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.50 per share par value
(Title of Class of Securities)

868168105
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)
Robert A. Earnest, Esq.
Vice President, General Counsel and Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406
(818) 781-4973
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Ben D. Orlanski, Esq.
John J. Heber, Esq.
Manatt, Phelps & Phillips LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4126

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,676,449.97	$51.47
*	The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate fair value of $1,676,449.97 as of July 30, 2007, calculated based on the Black-Scholes option pricing model.
**	Previously paid. See below. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$51.47
Form or Registration No.:	005-31345
Filing party:	Superior Industries International, Inc.
Date filed:	August 1, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
(Amendment No. 1)
     This Amendment No 1. to Schedule TO amends and supplements the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”), dated August 1, 2007, filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2007, in connection with Superior Industries International, Inc.’s (the “Company”) offer to certain option holders to amend the exercise price of certain stock options in order to limit the adverse personal tax consequences that may apply to those stock options under Section 409A of the Internal Revenue Code of 1986, as amended. Except as amended and supplemented hereby, all terms of the Offer to Amend, the Offer (as defined in the Offer to Amend) and all disclosures set forth in the Schedule TO and the Exhibits and schedules thereto remain unchanged.

AMENDMENTS
SIGNATURE
INDEX TO EXHIBITS

AMENDMENTS
     Item 10(a) of the Schedule TO is hereby amended and restated as follows:
Item 10. Financial Statements.
(a) Financial Information.
The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the Sections entitled “Information Concerning the Company,” “Financial Statements,” and “Additional information” is incorporated herein by reference. The financial information included in Superior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007 (as amended April 13, 2007) and Superior’s Quarterly Reports on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on May 16, 2007, and for the fiscal quarter ended July 1, 2007, filed with the SEC on August 15, 2007, are incorporated herein by reference. Superior’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.
     Item 12 of the Schedule TO is hereby amended and restated as follows:
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A) *	Offer to Amend the Exercise Price of Certain Options, Dated August 1, 2007

(a)(1)(B) *	Draft Cover Email to All Eligible Option Holders and Draft Cover Email to Specific Eligible Option Holders Providing Addendum

(a)(1)(C) *	Election Form

(a)(1)(D) *	Withdrawal Form

(a)(1)(E) *	Form of Addendum

(a)(1)(F) *	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment

(a)(1)(G) *	Forms of Confirmation Emails

(a)(1)(H) *	Forms of Initial Reminder Emails to Eligible Option Holders and Email Regarding Employee Meeting

(a)(1)(I)(i) *	Form of Stock Option Agreement under Superior Industries International, Inc.’s 1993 Stock Option Plan

(a)(1)(I)(ii) *	Superior Industries International, Inc.’s 1993 Stock Option Plan (incorporated by reference to

Exhibit Number	Description
Exhibit 28.1 to Superior’s Registration Statement on Form S-8 filed June 10, 1993, as amended (Registration No. 33-64088))

(a)(1)(I)(iii) *	Form of Stock Option Agreement under Superior Industries International, Inc.’s 2003 Equity Incentive Plan

(a)(1)(I)(iv) *	Superior Industries International, Inc.’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Superior’s Registration Statement on Form S-8 dated July 28, 2003 ( Registration No. 333-107380))

(a)(1)(I)(v) *	Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007, and the amendment to Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007, each incorporated herein by reference.

(a)(1)(I)(vi) *	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on April 16, 2007, incorporated herein by reference.

(a)(1)(I)(vii)	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007, filed with the SEC on August 15, 2007, incorporated herein by reference.

(a)(1)(J) *	Presentation Materials for Employee Meeting to Discuss Offer

(b)	Not Applicable

(d)	See items (a)(1)(I)(i) through (iv)

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 1, 2007, and incorporated herein by reference
The following sections of the Offer to Amend filed as Exhibit 99.(a)(1)(A) of the Schedule TO are hereby amended and restated as follows:
FORWARD LOOKING STATEMENTS
The “Forward Looking Statements” section of the Offer to Amend is hereby amended and restated as follows:
`This Offer to Amend, including the Section entitled “Risks of Participating in the Offer,” contains “forward-looking statements” that involve risks and uncertainties. Forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Forward-looking statements are not guarantees of future performance and Superior’s actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the Section entitled “Risks of Participating in the Offer” of the Offer to Amend, in the Section entitled “Risk Factors” in Superior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2007 and July 1, 2007. Although we have sought to identify the most significant risks to our business, we cannot predict whether, or to what extent, any of such risks may be realized. We also cannot assure you that we have identified all possible issues which we might face. We undertake no obligation to update any forward-looking statements that we make, except as required by applicable law. We confirm that we will comply with Rule 13e-4(d)(2) and Rule 13e-4(e)(3) of the Exchange Act with respect to the information presented to security holders.
SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS
The table of contents of the “Summary Term Sheet and Question and Answers” section of the Offer to Amend is hereby amended by adding the following three additional items as new Questions 38, 39 and 40:
Q38. Will my cash payments be treated as a bonus or as regular payroll when paid in 2008?
Q39. Will part of my cash payment be contributed to my 401(k) account?
Q40. Can I transfer my options to a charity?
The Question and Answer portion of the “Summary Term Sheet and Question and Answers” section of the Offer to Amend is hereby amended by adding the following three additional items as new Questions 38, 39 and 40:
Q38. Will my cash payments be treated as a bonus or as regular payroll when paid in 2008?
A38. Your cash payments will be treated as a bonus and not as a payment of regular wages. As such, the cash payment will be subject to tax withholding as “supplemental income.” The federal and California supplemental tax withholding rate is 25% and 6%, respectively.
Q39. Will part of my cash payment be contributed to my 401(k) account?
A39. Yes. The cash payment will be contributed to your 401(k) account in accordance with your existing elections to the same extent that any other bonus would be contributed to your account.
Q40. Can I transfer my options to a charity?
Q40. No. The Plans do not permit a transfer to a charity.
RISKS OF PARTICIPATING IN THE OFFER
The first paragraph of the “Risks of Participating in the Offer” section of the Offer to Amend is hereby amended and restated as follows:
Participating in the Offer involves a number of risks, including those described below. This list and items discussed in “Risk Factors” in Superior’s Annual Report on Form 10-K for the fiscal year ended

December 31, 2006 and Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2007, and July 1, 2007, which are incorporated herein by reference, highlight the material risks of participating in this Offer. You should carefully consider these risks and you are encouraged to speak with your financial, legal and/or tax advisors as necessary before deciding to participate in the Offer. In addition, we strongly urge you to read the Sections in this Offer to Amend discussing the material income tax consequences in the United States, as well as the rest of this Offer to Amend for a more in-depth discussion of the risks that may apply to you before deciding to participate in the Offer.
ITEM 10. INFORMATION CONCERNING THE COMPANY
The last paragraph of the section of the Offer to Amend entitled “10. Information Concerning the Company” is hereby amended and restated as follows:
A summary of the financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2007, and July 1, 2007, which are incorporated herein by reference, is attached hereto as Schedule B to this Offer to Amend. The financial information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2007, and July 1, 2007, are incorporated herein by reference. Please see Section 18 of this Offer to Amend entitled, “Additional Information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.
ITEM 17. ADDITIONAL INFORMATION
The first paragraph and list of materials previously filed with the SEC and identified by number in Item 17 in the Offer to Amend are hereby amended and restated as follows:
This Offer is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to accept this Offer for your options:
1.	Our annual report on Form 10-K for our fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007;

2.	Our amendment to our annual report on Form 10-K for our fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007;

3.	Our definitive proxy statement on Schedule 14A for our 2007 annual meeting of shareholders, filed with the SEC on April 20, 2007;

4.	Our quarterly report on Form 10-Q for our fiscal quarter ended April 1, 2007 filed with the SEC on May 16, 2007;

5.	Our quarterly report on Form 10-Q for our fiscal quarter ended July 1, 2007 filed with the SEC on August 15, 2007;

6.	Our current reports on Form 8-K as filed with the SEC on January 8, 2007, March 26, 2007, May 10, 2007 and May 15, 2007; and

7.	The description of our Common Stock contained in our Registration Statement on Form 8-B filed with the SEC on June 15, 1994 and any further amendment or report filed hereafter for the purpose of updating such description.

ITEM 18. FINANCIAL STATEMENTS
The section of the Offer to Amend entitled “18. Financial Statements” is hereby amended and restated as follows:
Attached as Schedule B to this Offer to Amend is our summary financial information for our annual report on Form 10-K for our fiscal year ended December 31, 2006 and our quarterly report on Form 10-Q for our fiscal quarter ended July 1, 2007. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this Offer to Amend.
SCHEDULE B SUMMARY FINANCIAL INFORMATION OF SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES
The section of the Offer to Amend entitled “Schedule B—Summary Financial Information of Superior Industries International, Inc. and Subsidiaries” is hereby amended and restated as follows:
SUMMARY FINANCIAL INFORMATION
OF SUPERIOR INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES
          The following selected financial data is derived from our consolidated financial statements, as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007, and our Quarterly Report on Form 10-Q for the three and six months ended July 1, 2007, filed with the SEC on August 15, 2007.
          For a description of the restatements noted below, see “Note 2 — Review of Stock Option Practices and Restatements of Consolidated Financial Statements” to our amended Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on April 13, 2007.
          Our fiscal year is the 52- or 53-week period ending on the last Sunday of the calendar year. The fiscal year 2006 comprises the 53-week period ended December 31, 2006. The fiscal years 2005, 2004, 2003 and 2002 comprise the 52-week periods ended December 25, 2005, December 26, 2004, December 28, 2003 and December 29, 2002, respectively. For convenience of presentation, all fiscal years are referred to as beginning as of January 1 and ending as of December 31, but actually reflect our financial position and results of operations for the periods described above. The fiscal second quarter of 2007 comprises the 13-week period ended on July 1, 2007 and the fiscal second quarter of 2006 comprises the 13-week period ended on June 25, 2006. For convenience of presentation, all fiscal second quarters are referred to as beginning as of April 1 and ending as June 30, but actually reflect our financial position and results of operation for the periods described above.
          Ratio of Earnings to Fixed Charges: Due to the negligible amount of fixed charges, the ratio of earnings to fixed charges is not material and accordingly is not presented.

	For the Three Months Ended		For the Fiscal Year Ended
	June 30,	June 30,	December 31,	December 31,
(In thousands, except share and per share amounts)	2007	2006	2006	2005
		As restated		As restated
Net sales	$255,217	219,880	$789,862	$804,161
Cost of sales	$241,639	210,704	$781,122	$755,337
Income (loss) from operations	$4,541	1,721	$(21,409)	$19,167
Net income	$3,035	2,107	$(9,321)	$(6,367)
Net Income per common share:
Basic	$0.11	0.08	$(0.35)	$(0.24)
Diluted	$0.11	0.08	$(0.35)	$(0.24)
Shares used in computing earnings per share (in thousands):
Basic	26.611	26,610	26,610	26,614
Diluted	26,667	26,610	26,610	26,620
Cash, cash equivalents, and short-term investments	$84,183	88,543	$78,135	$107,349
Current assets	$385,044	372,142	$346,593	$359,740
Noncurrent assets	$383,954	361,722	$365,420	$359,739
Current liabilities	$142,109	124,474	$113,110	$110,634
Noncurrent liabilities	$82,380	41,952	$38,715	$28,956
Shareholders’ equity	$544,509	567,438	$560,188	$579,889

Book value per share	$20.46	21.32	$21.05	$21.79

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
/s/ Robert A. Earnest
Robert A. Earnest
Vice President, General Counsel & Secretary

Date: August 20, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, Dated August 1, 2007

(a)(1)(B)*	Draft Cover Email to All Eligible Option Holders

(a)(1)(C)*	Election Form

(a)(1)(D)*	Withdrawal Form

(a)(1)(E)*	Form of Addendum

(a)(1)(F)*	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment

(a)(1)(G)*	Forms of Confirmation Emails

(a)(1)(H)*	Forms of Initial Reminder Emails to Eligible Option Holders and Email Regarding Employee Meeting

(a)(1)(I)(i)*	Form of Stock Option Agreement under Superior Industries International, Inc.’s 1993 Stock Option Plan

(a)(1)(I)(ii)*	Superior Industries International, Inc.’s 1993 Stock Option Plan (incorporated by reference to Exhibit 28.1 to Superior’s Registration Statement on Form S-8 filed June 10, 1993, as amended (Registration No. 33-64088))

(a)(1)(I)(iii)*	Form of Stock Option Agreement under Superior Industries International, Inc.’s 2003 Equity Incentive Plan

(a)(1)(I)(iv)*	Superior Industries International, Inc.’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to Superior’s Registration Statement on Form S-8 dated July 28, 2003 ( Registration No. 333-107380))

(a)(1)(I)(v)*	Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 10, 2007, and the amendment to Superior Industries International, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 13, 2007, each incorporated herein by reference.

(a)(1)(I)(vi)*	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, filed with the SEC on April 16, 2007 in incorporated herein by reference.

(a)(1)(I)(vii)	Superior Industries International, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007 and incorporated herein by reference.

(a)(1)(J)*	Presentation Materials for Employee Meeting to Discuss Offer

(b)	Not Applicable

(d)	See items (a)(1)(I)(i) through (iv)

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 1, 2007, and incorporated herein by reference